Asya S. Alexandrovich | 617 210 6820 | aalexandrovich@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

October 16, 2007

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sasha S. Parikh

Re:	Synvista Therapeutics, Inc.
Annual Report on Form 10-K for the year ended December 31, 2006
Filed on March 22, 2007

Ladies and Gentlemen:

On behalf of Synvista Therapeutics, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated October 2, 2007 from Jim B. Rosenberg of the Staff (the “Staff”) of the Commission to Jeffrey P. Stein, the Company’s Principal Financial and Accounting Officer. The comments and responses set forth below are keyed to the numbering of the comments used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29.

1.
Comment:  Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii. Please revise your disclosure to include the following information for each of your major research and development projects (ALT-2074 and ALT-711):

a.	The current status of the project;
b.	The costs incurred during each period presented and to date on the project;
c.	The nature, timing and estimated costs of the efforts necessary to complete the project;
d.	The anticipated completion dates;
e.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
f.	The period in which material net cash inflows from significant projects are expected to commence.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
October 16, 2007

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response: The Company has reviewed the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities and
has provided additional disclosure regarding its research and development activities on pages 5 and 6 of Amendment No. 2 to Form 10-K filed herewith.

Financial Statements - December 31, 2006

Consolidated Statements of Operations, page 43

2.     Comment: Please revise your presentation to remove “Investment income” from your revenue line item and corresponding discussion in management’s discussion and analysis. Refer to Item 5-03(b)(7) of Regulation S-X.

Response: The Company has referred to Item 5-03(b)(7) of Regulation S-X and has revised its presentation to remove investment income from its revenue line item and to reflect investment income after net loss from operations. Conforming changes have been made in Item 6, Selected Financial Data, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Item 8, Financial Statements and Supplementary Data, on pages 3, 7 and 10 of Amendment No. 2 to Form 10-K filed herewith, respectively.

Note 1 - Organization and Summary of Significant Accounting Policies, page 46

3. Comment: Please revise to include your revenue recognition policy related to your licensing agreements, i.e. Avon Products, Inc.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
October 16, 2007

Response: The Company has revised its disclosure on pages 10 and 18 of Amendment No. 2 to Form 10-K filed herewith to include a description of its revenue recognition policy applicable to its licensing agreements.

With respect to the Avon Products, Inc. license agreement specifically, the Company supplementally advises the Staff that the term of the agreement is approximately ten years, and the Company received $100,000 in the first year and is to receive $50,000 in each of the remaining years under the agreement. The Company has no continuing obligations under the agreement. Due to the immateriality of this license agreement, the Company recognizes revenue as received, which approximates the straight-line method under GAAP.

Note 6 - Collaborative Research and Development Agreements, page 50

4.
Comment: Please revise to disclose the amount of the total potential milestone payments to be made under each of these agreements. Explain to us why you did not include a discussion of these amounts and the amount of the annual research funding related to the BIO-RAP agreement in your table of contractual obligations.

Response: The Company has revised its disclosure on pages 23 and 24  of Amendment No. 2 to Form 10-K filed herewith to provide total potential milestone payments to be made under each agreement.

With respect to inclusion of the annual research funding related to the BIO-RAP agreement, as well as of the potential milestone payments, in the table of contractual obligations, Item 303(a)(5) of Regulation S-K requires disclosure of the “registrant’s known contractual obligations” in the contractual obligations table. Payments to be made under the BIO-RAP and other license agreements are not deemed to be probable because of the difficulty in determining if and when any milestones would be met, and therefore, milestone and research funding payments are viewed as contingent liabilities. These contingent liabilities do not result in liabilities on the Company’s balance sheet and are not deemed to be firm commitments. Thus, these amounts are not “known contractual obligations” and are not included in the table of contractual obligations.

Note 12 - Merger with HaptoGuard, Inc., page 57

5.
Comment: Your disclosures here and in the statement of stockholder’s equity seem to indicate that you issued 37.4 million shares to HaptoGuard. Explain to us how this reconciles to the 22.5 million shares disclosed in the first bullet on page 58. Also explain to us why the Genentech converted shares were distributed to the HaptoGuard shareholders and what additional consideration, if any, was given to Genentech for those shares and any other cancelled shares.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
October 16, 2007

Response: The Company supplementaly advises the Staff that HaptoGuard shareholders received approximately 37.4 million shares in the merger. Approximately 22.5 million shares were issued by the Company, the remaining shares were transferred to HaptoGuard shareholders by Genentech. As part of the HaptoGuard merger transaction, Genentech restructured its Preferred Stock Position in the Company as follows.

As of March 31, 2006, Genentech owned 1,418.41 shares of the Company’s Series G Preferred Stock and 4,260.52 shares of the Company’s Series H Preferred Stock. On the basis of the trading price of the Company’s common stock on March 31, 2006, such shares were convertible into 222,702,745.10 shares of common stock of the Company, which was approximately 79.3% of the outstanding shares of the Company’s common stock as of March 31, 2006.

As part of the merger, Genentech:

  •  converted a portion of its existing preferred stock of the Company to 13,492,349 shares of the Company’s common stock, which number when combined with prior shares owned represented approximately 11.99% of the combined company after completion of the merger;

  •  transferred to HaptoGuard shareholders a portion of Genentech’s preferred stock, which when converted to common stock equaled approximately $3.5 million, or 14.9 million shares, in the Company’s common stock;

  •  transferred to the Company the remaining preferred stock of the Company that it held, which has been cancelled;

  •  as consideration for the conversion, transfer and cancellation of the Company’s preferred stock by Genentech, received from the combined company a right to receive certain milestone payments and royalties on net sales of alagebrium, the Company’s lead compound, as well as a right of first negotiation on ALT-2074, HaptoGuard’s lead compound. This restructuring reduced Genentech’s ownership of the Company and removed the substantial liquidation preference of Genentech’s stock, which may have impaired the Company’s ability to obtain financing in the future.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
October 16, 2007

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 210-6820. Thank you for your time and attention.

Very truly yours, /s/ Asya S. Alexandrovich Asya S. Alexandrovich

cc:	Securities and Exchange Commission
Jim B. Rosenberg
James Atkinson
Synvista Therapeutics, Inc.
Jeffrey P. Stein, Principal Financial and Accounting Officer
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan, Esq.
Megan N. Gates, Esq.